Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

2007 / 08 Interim Results

CHAIRMAN'S STATEMENT

We are pleased to present the report to the shareholders on behalf of the Chairman, who is currently on leave.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2007 was HK$13,626 million, including a revaluation surplus on investment properties of HK$7,459 million net of deferred tax. This represents a 25 per cent increase from the corresponding period last year. Earnings per share were HK$5.42, an increase of 24 per cent from the same period last year.

Underlying profit attributable to the Company's shareholders, excluding the effect of fair-value changes on investment properties, was HK$6,200 million, an increase of 17 per cent from the corresponding period last year. Underlying earnings per share were HK$2.47, an increase of 16 per cent from the same period last year.

DIVIDEND

The directors have recommended the payment of an interim dividend of HK$0.80 per share for the six months ended 31 December 2007, an increase of 14 per cent from the corresponding period last year. It will be payable on 7 April 2008, to shareholders whose names appear on the Register of Members of the Company on 31 March 2008.

dlw 3/11

BUSINESS REVIEW

Property Sales

Property sales turnover for period under review as recorded in the accounts was HK$3,554 million, as compared to HK$6,888 million during the same period last year. The Group sold and pre-sold an attributable HK$8,505 million of properties during the period, a 13 per cent increase from the same period last year. Of this, Hong Kong contributed HK$7,518 million, mainly from Harbour Place in Kowloon that went on the market in December 2007 and remaining units in completed projects including The Arch, Manhattan Hill and Harbour Green. Mainland sales amounted to HK$452 million and Singapore accounted for HK$535 million.

Land Bank

Hong Kong

Three residential sites were added to the Group's development land bank in Hong Kong during the period through land use conversions and private negotiations. The total attributable gross floor area was 365,000 square feet.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
18 Po Yip Street, Yuen Long	Residential	100	222,000
Chatham Garden Redevelopment, Kowloon	Residential / Shopping Centre	29	106,000
48-50 Stanley Village Road	Residential	100	37,000
Total			365,000

The Group's Hong Kong land bank was 43.3 million square feet as at 31 December 2007, consisting of 25.2 million square feet of completed investment properties and 18.1 million square feet of properties under development. The Group also acquired a 90 per cent stake in a residential project in Shau Kei Wan on Hong Kong Island after the reporting period, amounting to 55,000 square feet of attributable gross floor area. The Group holds more than 23 million square feet of agricultural land in terms of site area. Most of this is along existing or planned railways in the New Territories and is in the process of land use conversion. The Group will replenish its development land bank through various means when appropriate opportunities arise.

Mainland China

The Group continued to expand its investments on the mainland and completed three acquisitions during the period. These add about seven million square feet of attributable gross floor area to its mainland land bank.

Location	**Usage**	**Group's Interest** (%)	**Attributable Gross Floor Area** (square feet)
Liede, Guangzhou	Office / Shopping Centre / Hotel / Serviced Apartments	33.3	2,039,000
Industrial Park, Suzhou	Residential / Hotel /Office / Shopping Centre	90	3,257,000
Hexi CBD, Nanjing	Office / Shopping Centre / Serviced Apartments	100	1,699,000
Total			**6,995,000**

The Liede project in the heart of Guangzhou at Zhujiang Xincheng will be an integrated commercial complex with comprehensive transport connections. The Suzhou Industrial Park project consists of three sites. Luxury residences and a hotel will take shape on the sites abutting Jinji Lake, and a shopping mall and offices will go up in the eastern-central district that will be served by a future mass transit line. The Hexi CBD project in the new Nanjing town centre will have a shopping centre, high-end offices and serviced apartments.

These additions brought the Group's mainland land bank to an attributable 52.7 million square feet. Over 70 per cent of the 49.7 million square feet of properties under development will be high-end residences and serviced apartments, with the rest being top-grade offices, shopping malls and premium hotels. The remaining three million square feet of completed investment properties, mainly offices and shopping centres in prime locations, are being held for rent.

Property Development

The Hong Kong residential market saw both volume and price increases in 2007. Homebuyers' confidence remained high and the market remained resilient in recent months, with firm prices despite high stock market volatility. Prices for luxury property continued to outperform the mass market. Supply constraints meant fewer new units were available for pre-sale.

The profile of homebuyers was increasingly diverse with more up-graders and investors, and buying interest among mainlanders was also on the rise. While real interest rates have gone into negative territory, short-term speculation remains limited and substantially below the levels in 1997.

With changing customers' needs and preferences, the Group has selectively modified the flat mix of various residential projects under development to provide more large units. Development margins on projects are enhanced by creating value through quality upgrades and innovative designs and layouts, along with comprehensive luxury clubhouse facilities and premium customer service. The forthcoming residential project The Cullinan will set a new standard for luxury apartments.

The Group completed the first phase of International Commerce Centre (ICC) during the period, with 900,000 square feet of top-class office space. The entire ICC development will be held as a long-term investment.

Property Investment

The Group's gross rental income for the period under review, including its share from joint-venture rental properties, rose by 11 per cent to HK$3,873 million. Net rental income for the period was also up 12 per cent to HK$2,839 million. Overall occupancy of the Group's rental portfolio remains high at about 95 per cent.

The increase in rental income was primarily driven by strong positive renewals in the office portfolio as a result of robust growth in the Hong Kong economy. The retail portfolio also registered stable rental growth during the period.

The most important project under development is the 118-storey International Commerce Centre (ICC). The first phase of the building was completed in late 2007, and the entire project will be finished in 2010. The project is conveniently located above Kowloon Station on the Airport Express with easy access to Central and the airport, as well as to the mainland via planned cross-border rail connections. ICC is supported by a comprehensive range of amenities including The HarbourView Place serviced suite hotel, top-class hotels operated by Ritz-Carlton and W Hotels and the 900,000-square-foot Elements mall that has become a popular spot for shoppers since its opening in October 2007.

Pre-leasing of ICC is progressing well, with top investment banks Morgan Stanley and Credit Suisse now secured as major tenants. About 1.5 million square feet, or 60 per cent of the total office space, is pre-let or in advanced stages of negotiations with prospective tenants from various sectors.

Other office projects under construction in various locations will set new area benchmarks for premium quality. The Group is developing a large office project on Kwai Chung Town Lot 215. The project is close to the Kwai Hing MTR station and will have a sizeable floor plate and intelligent facilities. Construction of the first phase of 600,000 square feet is under way. New projects including ICC will cement the Group's position as one of the largest grade-A office landlords in Hong Kong.

The local retail sector has flourished and the Group's shopping centres have attracted more visitors, bringing retail tenants higher traffic and turnover. Occupancy at APM and IFC malls remained high, and their successes have further reinforced the Group's leading position in the retail leasing market. Regular promotional campaigns and refinements to tenant mixes

will continue in the Group's malls, to draw shoppers and boost tenants' business. Renovations to World Trade Centre are under way and new tenants have started moving into the fresh new mall. Visitor numbers are expected to increase after the renovations are finished, creating a better shopping environment.

The prosperous business climate in Hong Kong has raised demand for high-end residential rental accommodation. The serviced suites in The HarbourView Place at Kowloon Station will open in mid 2008 to offer unparalleled luxury living and premium service.

Mainland Business

Rapid economic growth, rising incomes, continued capital inflow and abundant liquidity resulted in a strong property market across the country for most of 2007. Accelerated macro-economic control measures amid rising inflationary pressures affected the property sector, notably the residential market, late last year. Although residential prices have softened with reduced transaction volume, the current adjustment should be conducive to sustainable and healthy development in the mainland property market over the long term.

The Group made further headway in its mainland investment drive during the period under review, with acquisitions in Guangzhou, Nanjing and Suzhou. Major projects under construction on the mainland are progressing apace.

Shanghai IFC in the Lujiazui financial trade zone will have over four million square feet. It is scheduled for completion in phases by 2010. The office space will meet the latest international standards and specifications to cater for the needs of leading multinationals and financial institutions. HSBC will have its mainland headquarters there and will be the largest occupant of the south office tower. Market interest in the flagship shopping mall is high and the response to initial leasing has been very encouraging, with many international retailers and renowned restaurants in negotiations with a view to opening flagship outlets.

Construction of another top-quality integrated development in Shanghai with 2.5 million square feet of attributable gross floor area is under way. The project is on Huai Hai Zhong Road in a bustling area that includes the interchange of three subway lines. It will have a shopping mall, offices and deluxe residences, scheduled for completion in 2010. Preliminary marketing of the shopping mall has already begun.

Planning of a 1.7-million-square-foot luxury residential project on the bank of the Huangpu River in Wei Fong is in the final stages. The project is expected to set a new standard for world-class luxury residences in Shanghai.

Taihu International Community in Wuxi is progressing smoothly and pre-sales have been encouraging, with about 600 units in the first phase sold. Other projects in Hangzhou, Chengdu and Guangzhou are progressing as scheduled. Projects are also being planned for recently-acquired sites in Guangzhou, Nanjing and Suzhou.

The mainland investment property rental portfolio continued to show impressive performance. Shanghai Central Plaza was fully let with rent increases for both the retail and office space during the period and Arcadia Shanghai achieved over 90 per cent occupancy.

Renovations and re-branding of the million-square-foot Sun Dong An Plaza as Beijing APM finished late last year. Leasing has been encouraging with commitments for almost 90 per cent of the space. The renovated mall features a wider collection of modern international retailers and food and beverage choices, and it should see the full benefit of business opportunities arising from the Beijing Olympics this year. A refurbishment of the 460,000 square feet of space in the office towers is on track for completion in the second half of 2008.

Hotels

The Group's Four Seasons, Royal Garden, Royal Plaza and Royal Park hotels recorded high average occupancies of over 90 per cent with impressive rises in room rates during the period. This can be attributed to management's continued efforts to elevate service and Hong Kong's growing popularity as a tourist destination.

The Royal View Hotel on the Ting Kau waterfront has seen steady business growth since it opened in June last year, while the W Hotel at Kowloon Station is scheduled to open in the second half of 2008.

This year will be an exciting one for Hong Kong's tourism sector as the city co-hosts the equestrian events of the Beijing Olympics. The Group's Royal Park Hotel is honoured to have been chosen as the Olympic Village for many of the athletes during the events in August, reinforcing the Group's leading reputation for premium hospitality and service in the territory.

The Group is well-positioned to take advantage of growing business opportunities in Hong Kong and on the mainland. A world-class hotel operated by Ritz-Carlton will be completed in 2010 and construction of another hotel project in Tseung Kwan O has also commenced. Construction of two premium hotels at Shanghai IFC to be run by Ritz-Carlton and W Hotels is progressing smoothly.

Telecommunications and Information Technology

SmarTone

SmarTone saw continued increases in service revenue and profits during the period under review, and while competition remained intense, it registered solid growth in average revenue per user as a result of an improved customer profile. Data revenue increased significantly, reflecting the company's consistent focus on delivering compelling multimedia services and a superior customer experience. The Group is confident of SmarTone's positioning and prospects, and will maintain its interest in the company as a long-term investment.

SUNeVision

SUNeVision recorded further growth in revenue and recurring profit for the period under review. The company's core iAdvantage data centre business continued to entice high-calibre local and multinational customers with its superior facilities, as reflected by steadily rising occupancy. The Group remains confident in the company's financial strength and earning prospects.

Transportation and Infrastructure

Transport International Holdings

The performance of Transport International Holdings' (TIH) bus operations in Hong Kong and on the mainland continued to be suppressed by soaring fuel prices, wage increases and inflation. Sales of the Manhattan Hill residential development in 2007 contributed significantly to the company's bottom line, and rapid economic growth on the mainland will continue to offer new investment opportunities. TIH also has a 73 per cent interest in RoadShow Holdings, which is mainly engaged in media sales in Hong Kong and on the mainland.

Other Infrastructure Businesses

The Wilson Group achieved satisfactory results during the period, while both the River Trade Terminal and Airport Freight Forwarding Centre operated smoothly. The Route 3 (Country Park Section) continued to achieve steady traffic volume during the period under review. All the Group's infrastructure projects are in Hong Kong and will provide steady income streams over the long term.

Corporate Finance

The Group remains committed to prudent financial management with low leverage and high interest coverage. Solid cash flows from rental income and property sales enabled the Group to post a net debt to shareholders' funds of 14.3 per cent as at 31 December 2007.

The Group placed 72.5 million shares in October 2007 at a placing price of HK$150.75 per share, raising net proceeds of HK$10,884 million. This put the Group in a better financial position for future expansion both in Hong Kong and on the mainland. Following its HK$15,250 million six-year, fully-revolving syndicated loan facility arranged in June 2007, the Group will keep watching market conditions to arrange longer-term financing at favourable rates through the syndicated loan market or its Euro Medium Term Note Programme.

The Group has not entered into any derivative or structured product transactions, including collateralized debt obligations. Its exposure to foreign exchange risk is very low, as the overwhelming majority of its financing is denominated in Hong Kong dollars and its development projects in China are financed by renminbi loans.

The Group's robust financial condition and leading market position have enabled it to score an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's. These are the highest credit ratings among Hong Kong developers.

Customer Service

The Group has always made customers its first priority. Its property-management subsidiaries, Hong Yip Service Company and Kai Shing Management Services, manage estates that include over a quarter of a million households in Hong Kong, offering residents the best in customer care.

The Group pays close attention to changing market trends so that it can consistently offer customers quality products and service. The SHKP Club provides an effective channel for two-way communications with the market with its over 270,000 members. The Club offers them a wide range of property-related benefits, shopping privileges and leisure and recreational opportunities, and its co-brand VISA card also provides members with a variety of discounts and offers.

Corporate Governance

The Group is committed to high standards of corporate governance in all aspects of its business. It strives to maintain effective accountability mechanisms through well-developed reporting systems and internal controls, as well as prompt disclosure of information to investors to ensure full transparency.

These ongoing efforts in corporate governance have won the Group widespread international recognition. Awards include the top rankings among the Best Company for Corporate Governance in both Hong Kong and Asia from *Asiamoney* magazine and being named the Best Managed Property Company in Asia and Best Managed Company in Hong Kong by *Euromoney* magazine in 2007. The Group was also named Best Global Developer and Best Developer in Hong Kong and Asia in the 2007 *Liquid Real Estate* awards.

Corporate Social Responsibility

The Group is committed to corporate social responsibility. It supports numerous activities that promote education and the well-being of the community.

Environmental protection is one of the Group's key concerns. It follows eco-friendly concepts in the planning, design, construction and management of new developments to advance greener, healthier living. The Group's environmental policies and achievements have earned extensive recognition, including the top HK-BEAM ranking for International Commerce Centre.

The SHKP Book Club was set up to encourage reading. Its initiatives include organizing book review competitions, staging seminars and publishing a free literary magazine. The Group presents an ongoing lecture series by Nobel Laureates and also encourages positive living and good mental health through numerous events and seminars.

Knowing that dedicated staff are its most valuable asset, the Group regularly recruits top graduates from local and mainland universities, and it has a comprehensive management trainee programme in place. It also makes numerous training programmes available to staff at all levels to help them reach their full potential, both personally and professionally.

PROSPECTS

2008 is a challenging year for the global economy, particularly for the US. There are more risks to growth in view of the contagion of the sub-prime crisis and subsequent credit crunch in developed economies, but vigorous policy responses by the relevant governments and central banks should enable the global economy to weather these uncertainties.

The mainland economy faces rising inflation and external imbalance, and macro-tightening measures are likely to remain in place for most of 2008. The Beijing Olympics this August should spur business opportunities, and sustained growth in domestic consumption and follow-through on fixed asset investments will support economic expansion.

The Group welcomes the positive initiatives and tax concessions introduced in the Hong Kong government's 2008 / 09 budget. The new measures coupled with a low interest rate environment will support healthy economic growth in the territory this year.

The residential property market in Hong Kong will continue to do well. Rising incomes, strong affordability for homebuyers and negative real interest rates will continue to underpin demand for residential properties in spite of uncertainty about external economies and volatility in equity markets. Supply of new private housing will remain at record low levels in the next few years.

The Group will carry on offering quality residential projects for sale in Hong Kong. It will also look actively for opportunities to replenish its land bank through various channels, including the conversion of agricultural land to residential use.

Anticipated increased rents for tenancy renewals and new leases should mean that the Group's investment property portfolio in Hong Kong will continue to show good performance. Grade-A office rents in core areas on Hong Kong Island are likely to remain firm as a result of tight supply. Retail rents will keep rising steadily at a modest pace with a better job market, rising incomes and growing tourist spending.

The Group currently has 5.5 million square feet of investment properties under development in Hong Kong, and these new projects along with others on the mainland will substantially boost rental income over the medium to long term. The Group will consider disposing of some non-core investment property assets to optimize the rental portfolio.

The Group will adhere to its focused approach to mainland business expansion. While it will concentrate on the prime cities of Beijing, Shanghai, Guangzhou and Shenzhen, it will selectively invest in other major cities with higher income levels and geographical significance.

Sustained economic growth and ongoing urbanization mean that there will be more room for the property sector in major mainland cities to expand over the long term, though the residential market is likely to consolidate for a while longer amid macro-control measures and credit tightening. The Group will capitalize on the current mainland environment and selectively seek new projects with attractive returns as opportunities arise.

Major residential projects in Hong Kong to go on sale in the next nine months include The Cullinan at Kowloon Station, a luxury, low-density project at To Fung Shan in Shatin and a modern residential project for young professionals at Lung Tin Tsuen in Yuen Long. Mainland residential projects to go on pre-sale over the next year include Phase 1 of the MIXC project in Hangzhou, the Sandong Avenue residential project in Guangzhou, Phase 1 of the Shuangliu County project in Chengdu and Phase 4 of The Woodland in Zhongshan. Barring unforeseen circumstances, the results for the current financial year are expected to be satisfactory.

APPRECIATION

Dr Marvin Cheung Kin-tung was appointed as an independent non-executive director in December 2007. His extensive knowledge of finance and experience in civic affairs will contribute to the Group's business.

We would also like to take this opportunity to express our gratitude to our fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

By order of the Board

Thomas Kwok Ping-kwong	**Raymond Kwok Ping-luen**
Vice Chairman & Managing Director	*Vice Chairman & Managing Director*

Hong Kong, 6 March 2008

The Board of Directors of Sun Hung Kai Properties Limited announces the following unaudited consolidated figures of the Group for the period ended 31 December 2007 with comparative figures for 2006:-

Consolidated Profit and Loss Account
For the six months ended 31 December 2007
(Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2007	2006
Revenue	2	11,919	14,781
Cost of sales		(5,357)	(8,220)
Gross profit		6,562	6,561
Other income		322	314
Selling and marketing expenses		(598)	(755)
Administrative expenses		(622)	(585)
Operating profit before change in fair value of investment properties	2	5,664	5,535
Increase in fair value of investment properties		5,842	5,547
Operating profit after change in fair value of investment properties		11,506	11,082
Finance costs		(516)	(430)
Finance income		158	133
Net finance costs	3	(358)	(297)
Profit on disposal of long-term investments less impairment loss, net	4	530	4
Share of results of associates		285	565
Share of results of jointly controlled entities		4,000	1,462
	2	4,285	2,027
Profit before taxation	5	15,963	12,816
Taxation	6	(2,117)	(1,816)
Profit for the period		13,846	11,000
Attributable to:			
Company's shareholders		13,626	10,910
Minority interests		220	90
		13,846	11,000
Interim dividend at HK$0.80 (2006 : HK$0.70) per share		2,051	1,744
(Expressed in Hong Kong dollars)			
Earnings per share for profit attributable to Company's Shareholders	7(a)		
Basic		$5.42	$4.38
Diluted		N/A	$4.38
Earnings per share excluding the effect of changes in fair value of investment properties net of deferred tax (underlying earnings per share)	7(b)		
Basic		$2.47	$2.13
Diluted		N/A	$2.13

Consolidated Balance Sheet
As at 31 December 2007

(Expressed in millions of Hong Kong dollars)

	(Unaudited) 31 December 2007	(Audited) 30 June 2007
Non-current assets		
Investment properties	**146,381**	135,143
Fixed assets	**22,680**	21,476
Associates	**3,709**	3,414
Jointly controlled entities	**24,698**	19,684
Long-term investments	**5,584**	6,297
Loan receivables	**923**	1,120
Intangible assets	**602**	634
Goodwill	**34**	-
	204,611	187,768
Current assets		
Properties for sale	**61,580**	48,796
Debtors, prepayment & others	**10,076**	12,525
Short-term investments	**880**	841
Bank balances and deposits	**7,544**	7,364
	80,080	69,526
Current liabilities		
Bank and other borrowings	**(2,054)**	(773)
Trade and other payables	**(14,017)**	(14,136)
Deposits received on sale of properties	**(223)**	(6)
Taxation	**(3,868)**	(3,944)
	(20,162)	(18,859)
Net current assets	**59,918**	50,667
Total assets less current liabilities	**264,529**	238,435
Non-current liabilities		
Bank and other borrowings	**(34,998)**	(32,559)
Deferred taxation	**(18,153)**	(16,684)
Other long-term liabilities	**(667)**	(697)
	(53,818)	(49,940)
Net assets	**210,711**	188,495
Capital and reserves		
Share capital	**1,282**	1,246
Share premium and reserves	**205,137**	184,230
Shareholders' funds	**206,419**	185,476
Minority interests	**4,292**	3,019
Total equity	**210,711**	188,495

Notes to Consolidated Profit and Loss Account
(Expressed in millions of Hong Kong dollars)

1. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2007.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA.

		Effective for accounting period beginning on or after
HKAS 1 (Amendment)	Capital disclosures	1 January 2007
HKFRS 7	Financial instruments: Disclosures	1 January 2007
HK(IFRIC) - INT 10	Interim financial reporting and impairment	1 November 2006
HK(IFRIC) - INT 11	HKFRS 2 - Group and treasury share transactions	1 March 2007

The adoption of these new HKFRSs has no significant impact on the Group's results and financial position.

2. Segment Information

The following is an analysis of the revenue and results for the period, analysed by business segments, the Group's primary basis of segmentation.

For the six months ended 31 December 2007

	The Company and its subsidiaries		Associates and jointly controlled entities	Attributable Profit
	Segment Revenue	Segment Results	Share of Results	Total
Property				
Property sales	3,554	2,348	1,387	3,735
Rental income	3,232	2,355	484	2,839
	6,786	4,703	1,871	6,574
Hotel operation	509	165	79	244
Telecommunications	2,056	191	-	191
Other businesses	2,568	641	56	697
	11,919	5,700	2,006	7,706
Other income		322	-	322
Unallocated administrative expenses		(358)	-	(358)
Operating profit before change in fair value of investment properties		5,664	2,006	7,670
Increase in fair value of investment properties		5,842	3,463	9,305
Operating profit after change in fair value of investment properties		11,506	5,469	16,975
Net finance costs		(358)	(257)	(615)
Profit on disposal of long-term investments less impairment loss, net		530	-	530
Profit before taxation		11,678	5,212	16,890
Taxation				
- Group		(2,117)	-	(2,117)
- Associates		-	(31)	(31)
- Jointly controlled entities		-	(896)	(896)
Profit after taxation		9,561	4,285	13,846

For the six months ended 31 December 2006

	The Company and its subsidiaries		Associates and jointly controlled entities	Attributable Profit
	Segment Revenue	Segment Results	Share of Results	Total
Property				
Property sales	6,888	2,633	648	3,281
Rental income	2,966	2,143	392	2,535
	9,854	4,776	1,040	5,816
Hotel operation	415	140	57	197
Telecommunications	2,102	48	-	48
Other businesses	2,410	578	78	656
	14,781	5,542	1,175	6,717
Other income		314	-	314
Unallocated administrative expenses		(321)	-	(321)
Operating profit before change in fair value of investment properties		5,535	1,175	6,710
Increase in fair value of investment properties		5,547	1,290	6,837
Operating profit after change in fair value of investment properties		11,082	2,465	13,547
Net finance costs		(297)	(81)	(378)
Profit on disposal of long-term investments less impairment loss, net		4	-	4
Profit before taxation		10,789	2,384	13,173
Taxation				
- Group		(1,816)	-	(1,816)
- Associates		-	(44)	(44)
- Jointly controlled entities		-	(313)	(313)
Profit for the period		8,973	2,027	11,000

Revenue from properties sales includes HK$88 million (2006: HK$36 million) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other income includes mainly investment income from equity and bonds investments.

3. Net finance costs

	Six months ended 31 December	
	2007	2006
Interest expenses on		
Bank loans and overdrafts	**719**	520
Other loans wholly repayable within five years	**36**	63
Other loans not wholly repayable within five years	**150**	48
	905	631
Notional non-cash interest accretion	**42**	37
Less : Portion capitalized	**(431)**	(238)
	516	430
Interest income on bank deposits	**(158)**	(133)
	358	297

4. Profit on disposal of long-term investments less impairment loss, net

	Six months ended 31 December	
	2007	2006
Profit on deemed disposal of a subsidiary	**2**	-
Profit on disposal of jointly controlled entities	**20**	-
Profit on disposal of available-for-sale investments	**508**	12
Impairment of available-for-sale investments	**-**	(8)
	530	4

5. Profit before taxation

	Six months ended 31 December	
	2007	2006
Profit before taxation is arrived at after charging:		
Cost of properties sold	**1,016**	3,915
Cost of other inventories sold	**329**	526
Depreciation and amortization	**540**	494
Amortization of intangible assets (included in cost of sales)	**32**	31
and crediting:		
Dividend income from listed and unlisted investments	**101**	73
Interest income from listed and unlisted debt securities	**31**	11
Net realized and unrealized holding gains on marketable securities	**175**	203

6. Taxation

	Six months ended 31 December	
	2007	2006
Current taxation		
Hong Kong profits tax	**727**	691
China income tax	**25**	10
	752	701
Deferred taxation		
Change in fair value of investment properties	**1,183**	974
Other origination and reversal of temporary differences	**182**	141
	1,365	1,115
	2,117	1,816

Hong Kong profits tax is provided at the rate of 17.5 per cent (2006 : 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. Earnings per share

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$13,626 million (2006: HK$10,910 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,513,110,536 (2006: 2,491,795,194). No diluted earnings per share for the period ended 31 December, 2007 is presented as there are no potential dilutive ordinary shares. The diluted earnings per share for the period ended 31 December 2006 was based on 2,491,799,895 shares which was the weighted average number of shares in issue during the period plus the weighted average number of 4,701 shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profit attributable to Company's shareholders of HK$6,200 million (2006: HK$5,297 million), excluding the effect of fair value changes on investment properties. A reconciliation of profit is as follows:

	Six months ended 31 December	
	2007	2006
Profit attributable to Company's shareholders as shown in the consolidated profit and loss account	**13,626**	10,910
Increase in fair value of investment properties	**(5,842)**	(5,547)
Deferred tax on changes in fair value of investment properties	**1,183**	974
Adjustments for realized gains of disposed investment properties	**33**	26
Increase/(decrease) in fair value of investment properties net of deferred tax attributable to minority interests	**56**	(2)
Share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(2,856)**	(1,064)
Underlying profit attributable to Company's shareholders	**6,200**	5,297

FINANCIAL REVIEW

Review of Results

Profit attributable to Company's shareholders for the six months ended 31 December 2007 was HK$13,626 million, an increase of HK$2,716 million or 24.9% compared to HK$10,910 million for the corresponding period last year. The reported profit has included an increase in fair value of investment properties net of related deferred taxation of HK$7,459 million for the current period and HK$5,639 million for the corresponding period of the last financial year.

Underlying net profit for the period, excluding the effect of fair value changes on investment properties, amounted to HK$6,200 million, a rise of HK$903 million or 17.0% compared to HK$5,297 million in the same period of last year. The increase was primarily attributable to higher profit contributions from property sales and net rental income as a result of improved development profit margin and notable rental reversions. Profit from property sales and net rental income for the period amounted to HK$3,735 million and HK$2,839 million, representing an increase of 13.8% and 12.0%, as compared to same period of last year, respectively.

Financial Resources and Liquidity

(a) Net debt and gearing

The Company's shareholders' funds as at 31 December 2007 increased to HK$206,419 million or HK$80.5 per share from HK$185,476 million or HK$74.4 per share at the previous year end. The increase of HK$20,943 million or 11% was largely attributable to the net underlying profit retained for the six months ended 31 December 2007, the increase in fair value of the Group's investment property portfolio, and the increase in the Company's equity of HK$10,891 million following the issue of 72.5 million new shares under a share placement made in October 2007.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2007, calculated on the basis of net debt to Company's shareholders' funds, was 14.3% compared to 14% at 30 June 2007. Interest cover, measured by the ratio of underlying profit from operations to total net interest expenses including those capitalized, was 7.2 times compared to 10.4 times for the same period last year.

As at 31 December 2007, the Group's gross borrowings totalled HK$37,052 million. All borrowings of the Group are unsecured except for HK$1,305 million related to the non-recourse bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. Net debt, after deducting cash and bank deposits of HK$7,544 million, amounted to HK$29,508 million. The maturity profile of the Group's gross borrowings is set out as follows:

	31 December 2007 ***HK$ Million***	30 June 2007 *HK$ Million*
Repayable :		
Within one year	**2,054**	773
After one year but within two years	**4,726**	5,429
After two years but within five years	**18,389**	21,585
After five years	**11,883**	5,545
Total borrowings	**37,052**	33,332
Cash and bank deposits	**7,544**	7,364
Net debt	**29,508**	25,968

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 31 December 2007, about 91% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 9% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 31 December 2007, about 86% of the Group's borrowings were denominated in Hong Kong dollars, 4% in Singapore dollars, 8% in US dollars and 2% in other currencies. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 31 December 2007, about 90% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 10% were on fixed rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 31 December 2007, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,713 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$235 million.

Charges of assets

As at 31 December 2007, certain bank deposits of the Group's subsidiary, Smartone, in the aggregate amount of HK$340 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$4,506 million, have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 31 December 2007, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,410 million (30 June 2007: HK$3,402 million).

EMPLOYEES AND REMUNERATION POLICIES

As of end of 2007, the Group employed more than 27,000 employees. Given a continued buoyant economy, the Group has been alert to retaining and motivating talent and will make necessary compensation review to respond to the changes in employment market. Apart from the base salary, employees are offered with incentives such as discretionary bonuses and merit payments to reward employees their performance and contributions. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to individual requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of the Interim Report.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.80 per share (2006: HK$0.70 per share) payable in cash on 7 April 2008 to shareholders on the Register of Members as at 31 March 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Tuesday, 25 March 2008 to Monday, 31 March 2008 (both days inclusive). In order to establish entitlements to the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-6, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 20 March 2008.

PURCHASE, SALE OR REDEMPTION OF SHARES

Except for the share placement by the Company in October 2007, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period for the six months ended 31 December 2007. In addition, the Company has not redeemed any of its ordinary shares during the period.

CORPORATE GOVERNANCE

During the six months ended 31 December 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code Provision A.2.1 stipulates that the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Group's Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two Vice-Chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees, as well as top management. There are four Independent Non-Executive Directors on the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

REVIEW OF INTERIM FINANCIAL STATEMENTS

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company follows the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules (the "Model Code") as the code of conduct for Directors in their dealings in the securities of the Company. Having made specific enquiry with Directors, all Directors confirmed that they have fully complied with the Model Code during the period for the six months ended 31 December 2007.

INTERIM REPORT

The interim report containing all the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com and copies will be sent to shareholders before the end of March 2008.

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 6 March 2008

As at the date of this announcement, the Board of Directors comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END